Lettuce Networks, Inc.

Offering Document,

Updated as of 4/26/19,
filed as

ANNUAL REPORT

This Annual Report is dated April 30, 2019.

Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lettuce Networks, Inc.
3404 Oak Springs Drive
Austin, TX 78705
www.lettuce.fm

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lettuce Networks, Inc.
Address: 3404 Oak Springs Drive, Austin, TX 78705
State of Incorporation: DE
Date Incorporated: April 18, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series Seed - 1 Preferred Stock when the company raises $3,000,000.00 in a qualified equity financing.
Maturity Date: January 31, 2021
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Series Seed - 1 Preferred Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Powers, Preferences, Special Rights and Restrictions of Preferred Stock. The Preferred Stock authorized by this Certificate ofIncorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated

"Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions. The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. Liquidation.

(a) Preference. In the event of any Liquidation Transaction, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

Remaining Assets. Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Article IV(B)2,

a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or

(III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity :financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) Valuation of Consideration. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

Redemption. The Preferred Stock is not mandatorily redeemable.

Conversion. The holders of shares of Series Seed-I Preferred Stock shall be entitled to conversion rights as follows:

(a) Right to Convert. Subject to Article IV(B)4(c) below, each share of Series Seed-I Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-I Preferred Stock Original Price, in the case of the Series Seed-I Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial

"Conversion Price" per share shall be the original Series Seed-1 Preferred Stock

Price in the case of the Series Seed-I Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Issuance of Additional Stock Below Purchase Price. If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1

Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks

All investors will receive a Lettuce investor goodie bag including a t-shirt, cap, magnets, stickers, and an investor welcome kit signed by the Lettuce team.

The following perks will be for investors in the Greater Austin, Texas area. Investors outside of this area will receive these perks when Lettuce is available in their area.

$250+: One Orchard Basket + dozen eggs delivery

$500+: $50 off your next delivery

$1000+: Membership to the Lettuce Pioneers Club

$2,500+: A 40 sq. ft. Food Garden (raised bed) installation

$5000+: A Lettuce chef will cook dinner at your home for your family and friends (up to 10 people), including wine and dessert

$10,000+: All of the above perks

All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

Lettuce Networks, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Lettuce Networks is an urban farming and food delivery network. We enable food to be grown in urban areas sustainably, to consistently high standards; create easy to prepare products from what's grown - such as meal-kits; and delivery them to customers' doors in zero-waste packaging. We are changing the what, how, where and when of food, a city at at time, starting with Austin, Texas.

Competitors and Industry

On a general level, Lettuce competes with all the other ways people eat - grocery stores, restaurants, food delivery, meal-kit services, farmer's markets and so on. For the growing demographic of people who are keen to eat fresher, more nutritious, locally grown/produced food, we compete with niche grocery stores, farmer's markets and farm to table delivery services - all of which are costly, inconvenient or both.

Current Stage and Roadmap

Lettuce is currently growing and delivering its products to a fast growing group of happy customers in and around Austin, Texas. More specifically, we are adding several new farms to our network every month, delivering over 150,000 meals a year growing at 300% per year, saving thousands of lbs of food scraps and tens of thousands of pieces of packaging waste from going into the landfill. With our current momentum, we aim to triple our revenue in about 6 months within the Austin area. In 2019 we plan to roll out in other cities, the selection of which will be based in part on how many investors participate in this campaign from those cities.

The Team

Officers and Directors

Name: Yogesh Sharma

Yogesh Sharma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Executive

- **Position:** Co-founder
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Evangelism

- **Position:** Director
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Serve on the board of directors of the company

Other business experience in the past three years:

- **Employer:** Pencil Networks
  Title: Co-Founder and CEO
  Dates of Service: October 01, 2012 - October 01, 2015
  Responsibilities: Yogesh served as Co-Founder and CEO of the Company.

Name: Jasen Trautwein

Jasen Trautwein's current primary role is with Veterinary Growth Partners. Jasen Trautwein currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 16, 2017 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** Veterinary Growth Partners
  Title: Founder
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Jasen is the founder and owner of the company.

Other business experience in the past three years:

- **Employer:** Pathway Patners
  Title: Founder
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Jasen is the founder and owner of Pathway Partners

Other business experience in the past three years:

- **Employer:** Lamar Casa
  Title: Founder
  Dates of Service: July 01, 2009 - Present
  Responsibilities: Jasen is the founder and owner of the Company.

Other business experience in the past three years:

- **Employer:** Austin Surf Club
  Title: Founder
  Dates of Service: May 01, 2009 - Present
  Responsibilities: Jasen is the founder and owner of the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products/services, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Technology risk

Lettuce's business operates on complex technology both built by the company's team, as well as by several hardware and software service providers that we use. Lettuce's business carries risk from a disruption in any of these systems, including bugs, loss of data, attacks and more.

Competitive risk

We may lose critical employees or contractors, or not be able to attract the people we need at the right cost to ensure we deliver products to customers.

Product risk

Our customers may not find our products appealing anymore and may cancel the service.

Workforce risk

We may lose critical employees or contractors, or not be able to attract the people we need at the right cost to ensure we deliver products to customers.

Nature-related risk

As all businesses that involve or rely on farming, Lettuce carries risks related to acts of nature, including floods, long cold spells and so on that could affect crops of our network farmers.

Regulatory risk

There are risks that city, state and federal governments may not allow semi-commercial urban farming in non-commercially zoned land.

Business expansion risk

The company's expansion plan carry the risk of uncertainty in new territories beyond its home base.

Financial risk

Lettuce has ongoing financial risk. It is not yet profitable, and may take an unpredictable time to get there, and may require continued investment and/or debt capital to stay in operation.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our security holders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our

Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our security holders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yogesh Sharma	3,600,000	Common Stock	72.0

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Options and Warrants, Convertible Promissory Notes - Series CF, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, and SAFEs.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,500,000 outstanding.

Voting Rights

Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

1.Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. 2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above. 3.Redemption. The Common Stock is not mandatorily redeemable. 4. Voting Rights and Powers. Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased

(but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Series Seed-1 Preferred Stock

The amount of securities outstanding is 0.

Material Rights

Amount Authorized: 1,000,000

Powers, Preferences, Special Rights and Restrictions of Preferred Stock. The Preferred Stock authorized by this Certificate oflncorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated

"Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions. The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. Liquidation.

(a) Preference. In the event of any Liquidation Transaction, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

Remaining Assets. Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Article IV(B)2,

a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or

(III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity :financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) Valuation of Consideration. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

Redemption. The Preferred Stock is not mandatorily redeemable.

Conversion. The holders of shares of Series Seed-I Preferred Stock shall be entitled to conversion rights as follows:

(a) Right to Convert. Subject to Article IV(B)4(c) below, each share of Series Seed-I Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-I Preferred Stock Original Price, in the case of the Series Seed-I Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial

"Conversion Price" per share shall be the original Series Seed-1 Preferred Stock Price in the case of the Series Seed-I Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Issuance of Additional Stock Below Purchase Price. If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1 Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

Voting Rights:

The Series Seed Preferred shall vote together with the Common Stock. Each share of Series Seed Preferred and Common Stock shall have one vote per share.

Options and Warrants

The amount of securities outstanding is 500,000.

Material Rights

Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan.

Convertible Promissory Notes - Series CF

The security will convert into Series seed 1 preferred stock and the terms of the Convertible Promissory Notes - Series CF are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2020
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 3000000

Material Rights

Note converts to Series Seed 1 Preferred Stock when the company raises $3,000,000 in a qualified equity financing

Maturity Date: 12/31/2020

Valuation Cap: $6,000,000

Discount Rate: 20%

Annual Interest Rate: 5%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Preferred Stock resulting in gross proceeds to the Company of at least

$3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed 1 Preferred Stock at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding Preferred Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed 1 Preferred Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common [SHARE/UNITS] of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $561,250.00
Maturity Date: September 15, 2019
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $100,000.00
Maturity Date: April 27, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also

shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity

Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00

Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $45,000.00
Maturity Date: August 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: October 04, 2020
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $150,000.00
Maturity Date: November 08, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved

and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

What it means to be a minority holder

As a holder of Convertible Promissory Notes, you will not be entitled to voting rights. Even upon conversion, you will be a minority holder. As a minority holder of Series Seed-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $561,250.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: September 15, 2017
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: April 27, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00

Use of proceeds: Product development, technology development, marketing, facilities, working capital.
Date: June 20, 2018
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: July 17, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $45,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: August 20, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: October 04, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: November 08, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $11,250.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: Initial founder stock issuance.
  Date: September 15, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2016: Result of operations: We got started in the Spring of 2016, selling food garden setup in Austin for a fee. By summer, we had several gardens established and we began to understand the logistics of maintaining and harvesting a network of farms. By fall, we had taken on larger growing areas - including churches and other available public spaces, understanding the impact of adding scale to the Lettuce urban farming network. On the technology side, we built software that tracked what was growing where and dynamically generated routes for urban farmers, created databases of ingredients and their properties, and enabled delightful front-end experiences for members to sign up and interact digitally with what was growing in the physical world. Towards the end of 2016, we had enough produce growing that we were ready to package and sell it. After careful consideration, we chose meal kits as our initial product form factor, for their convenience - while fixing their flaws by using local ingredients, zero-waste packaging and lower pricing. We made a few pilot deliveries in December. Our income for the year was $9,925 - comprised mostly of garden installation and maintenance fees. Our net income was $-52,293, due primarily to product and technology development costs. 2017: Result of operations: In 2017, we experienced steadily growing revenue from meal kit deliveries, as well as garden installations. On the meal kit deliveries side of the business, we solidified the product, packaging, market positioning, team, sourcing of ingredients, logistics, infrastructure, and more. Our gross margins improved over the year - as economies of scale and buying power started to kick in, while we maintained affordable pricing to establish a mainstream position in the market. Our revenue from meal kits for the year grew to $141,858, mostly on word of mouth - with little marketing spend. On the urban farming side of the business, we grew the total growing area to over 75,000 sq ft, and experimented with various sizes of farms. We experimented with partnerships with schools and housing developments - using growing areas on those properties as well as turning members of those communities into customers. Revenue from urban farm installations grew to $106,529, and maintenance to $15,906. On the technology side, we built software for the front end and the backend of our unique type of e-commerce - hyper-local, community-based and sustainable - with delivery and pickup (of reusable materials and compostables) - and tracking for all of it. 2018: Result of operations: In 2018 we expect our revenue from deliveries to be around $485,000 (based on actual revenue between January and October) - an over 3x increase over 2017. This growth was almost entirely word of mouth, with only about $15,000 in advertising media spent on an experimental basis to gauge interest points. Gross margins improved from about 5% at the beginning of the year to about 17.5% in October as greater operational and technological efficiencies kicked in. We are ending the year of 2018 with beta testing of the Lettuce Create marketplace. On the urban farming side, we changed our approach from predominantly farming ourselves, to focusing on bringing on, educating and supporting Urban Homesteaders - customer-growers with land, time and interest to grow food for supplemental income and a satisfying 'side gig'. Due to this shift, and the reconstitution and retooling of the urban farming team, our urban farming services revenue fell to about $55,000. On the technology side, we released a major new version of LocOS in July that brought together lots of previously disparate parts together into 1 cohesive platform. We are ending the year with beta tests underway for Lettuce Create and a suite of social networking features.

Historical results and cash flows:
2019: Projected result of operations: With the full rollout of the social, hyper-local Lettuce Create marketplace early in the year, we expect to accelerate our growth and improve our profitability metrics across all dimensions. In 2019 we aim to 5x our total revenue, increase our gross margin to 25-30%, and revenue per customer by 1.5x, resulting in the company becoming cash flow positive. The underlying strategy behind Lettuce Create is to generate network effects, with every new participant in the community - consumers, creators, and growers - adding value to the existing participants. We believe this will be a powerful, more sustainable way for us to increase market presence. We intend to use a portion of the money we raise to make investments into building communities - both online and in the physical world - that will increase customer loyalty and build awareness.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Current cash on hand: $106,000 - as of 11/30/2018

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds we are expecting to raise through this campaign are going to be a part of an ongoing fundraising cycle we are on to fuel the company's growth, which includes our current investors and board members. The goals of this campaign are to bring awareness to the mission we are on; give an opportunity to our customers, vendors, partners, friends to easily participate in this mission through an investment; while raising money that will be used for fueling our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we raise/exceed our target amount of funding through this campaign, we will circumvent the need to raise capital from other sources. Lettuce is powerful business model wrapped in a mission to make our communities healthier and more sustainable. We want people to be able to meaningfully, yet conveniently participate in this enterprise - which is the main reason we are doing this campaign. Any funds we raise through this campaign will go into our overall resource pool to move the ball forward.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
As described above, this campaign is only one part of how we expect to fund this company into the future. So, we are in a good position to cover our expenses through fund from this campaign, augmented by funds from other sources, and in a few quarters, profits.

How long will you be able to operate the company if you raise your maximum funding goal?
We started Lettuce with a long-term perspective. We knew then and we know now that it will take perseverance and capital to power forward towards our mission. We have a multi-pronged approach to capital availability, to cover our expenses as we grow the business and its mission.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We have a multi-pronged approach to capital availability, to cover our expenses as we grow the business and its mission.

Indebtedness

- **Creditor:** United States Dept. of Agriculture
  Amount Owed: $15,000.00
  Interest Rate: 3.0%
  Maturity Date: December 12, 2025

Related Party Transactions

- **Name of Entity:** Katherine Sherwood
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Katherine Sherwood, wife of co-founder & CEO, Yogesh Sharma, has invested $86,250 into the company in the form of a Simple Agreement for Future Equity (SAFE).
  Material Terms: There is no maturity date on the SAFE Note.

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: Lettuce's Board considers this valuation to be reasonable because of the following reasons: The LocOS Technology platform: Lettuce is building (while operating) a world-class hyperlocal sustainable commerce and logistics platform that has impact across the entire urban food chain - regenerative farming, less transportation, reduction in food waste, near-zero waste packaging, compostables collection and more. This platform can be deployed in most urban areas - giving the Company tremendous leverage and scalability. Rapid business model innovation: Powered by LocOS, Lettuce can innovate quickly and independently - based on customer analytics, market trends and local factors. Market potential: The Company is disrupting one of the largest markets in the world: food. This gives it tremendous room for growth in revenue and valuation. Team: Last but not the least, the Company comprises of a unique set of professionally diverse individuals, driven by a singular vision of improving the where, what, when and how of food.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  Create marketing related content and promote it across social media.

- *Research & Development*
  40.0%
  Bring on new software developers to the team in India to work on the Lettuce LocOS platform.

- *Working Capital*
  14.0%
  Utilities and operational expenses.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  15.0%
  Create engaging content to promotion across social media.

- *Research & Development*
  40.0%
  Bring on more software developers in India to build Lettuce LocOS.

- *Operations*
  20.0%
  Purchase equipment to support expansion.

- *Inventory*
  19.0%
  Advance purchase of reusable materials used in our deliveries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.lettuce.fm (The annual report will be made public on the Compnay's website https://lettuce.fm/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lettuce

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lettuce Networks, Inc.

[See attached]

LETTUCE NETWORKS, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Lettuce Networks, Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Lettuce Networks, Inc
Austin, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Lettuce Networks, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
04/25/2019

Marko Glisic, CPA


LETTUCE NETWORKS, INC
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)


	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	41,672	325,228
Account Receivables	3,851	-
Other Current Assets	20,843	4,374
Total Current Assets	66,366	329,602
Fixed Assets-Net	83,902	52,843
Other Assets	2,750	2,750
TOTAL ASSETS	$ 153,018	$ 385,194
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	11,547	2,950
Credit Cards	50,262	34,727
Accrued Liabilities	922	6,479
Note Payable-Current	-	21,345
Total Current Liabilities	62,731	65,502
Non-Current Liabilities		
Note Payable-Non Current	12,513	7,146
Skid Steer Loader Loan	34,518	40,428
Truck Loan	27,170	-
Convertible Notes	990,186	517,391
Total Non-Current Liabilities	1,064,386	564,965
Total Liabilities	1,127,117	630,467
Equity		
Common Stock, $0.00001 par value 10,000,000 shares authorized, 4,500,000 issued and outstanding in 2018 and 2017 respectively.	45	45
Preferred Stock, $0.00001 par value 1,000,000 authorized, None issued and outstanding.	-	-
Additional Paid In Capital	9,369	37,164


See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.


Retained Earnings		(282,482)	(52,293)
Net Income		(701,032)	(230,189)
Total Equity		(974,100)	(245,273)
TOTAL LIABILITIES & EQUITY	$	153,018	$ 385,194

LETTUCE NETWORKS, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 568,479	$ 264,293
Cost of Goods Sold	499,058	185,236
Gross Margin	69,421	79,057
Expenses		
Advertising and Marketing	32,088	5,850
General and Administrative Expenses	721,667	293,121
Research and Development	7,238	3,710
Total Expense	760,992	302,681
Operating Income/(Loss)	(691,572)	(223,624)
Depreciation Expense	(8,629)	(2,907)
Non Operating Expenses		
Other Income	4,709	1,217
Interest Expense	(5,006)	(3,439)
Other Expenses	(534)	(1,436)
Income Tax	-	-
Net income/(Loss)	$ (701,032)	$ (230,189)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

LETTUCE NEWTORKS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock		Preferred stock-A		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
December 31, 2016	-	$ -	-	$ -	$ 37,164	$ (52,293)	$ (15,129)
Issuance of Founders Shares	4,500,000	45	-	-	-	-	45
Contribution	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(230,189)	(230,189)
Balance at December 31, 2017	4,500,000	45	-	-	37,164	(282,482)	(245,273)
Contribution	-	-	-	-	(27,795)	-	(27,795)
Distribution	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(701,032)	(701,032)
Balance at December 31, 2018	4,500,000	$ 45	-	$ -	$ 9,369	$ (983,514)	$ (974,100)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

LETTUCE NETWORKS, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (701,032)	$ (230,189)
Depreciation	8,629	2,907
Total Adjustments to reconcile Net Cash Provided By Operations:		
Account Receivables	(3,851)	-
Other Current Assets	(16,469)	(4,374)
Account Payables	8,597	2,950
Credit Cards	15,535	15,604
Accrued Liabilities	(5,557)	5,743
Net Cash Provided By Operating Activities:	**(694,148)**	**(207,358)**
Cash flows from Investing Activities		
Purchase of Fixed Asset	(39,688.36)	(55,749)
Other Assets	-	(2,750)
Net Cash used in investing activities	**(39,688)**	**(58,499)**
Cash flows from Financing activities		
Notes Payables	(15,979)	28,492
Skid Teer Loader Loan	(5,910)	40,428
Truck Loan	27,170	-
Common Stock	-	45
Distribution	(27,795)	-
Convertible Note Issuance	472,795	517,391

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Net cash received from financing activities		450,281		586,355
Net (decrease) increase in cash and cash equivalents		(283,556)		320,498
Cash and cash equivalents at beginning of period		325,228		4,730
Cash and cash equivalents at end of period	$	41,672	$	325,228

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 8 -

NOTE 1 – NATURE OF OPERATIONS

Lettuce Networks, Inc. was formed on April 14, 2016 ("Inception") as Lettuce Networks, LLC (which may be referred to as the "LLC"). On September 15, 2017, the Company converted to a Delaware Corporation. The financial statements of Lettuce Networks, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Lettuce is creating sustainable, hyper-local, technology-enabled food ecosystems in urban areas that turn unused urban land and resources into productive farms, package the output into healthy, delicious and convenient products, and deliver them to homes in zero-waste containers, all while increasing awareness and engagement around nutritious, local food. Our evolving social, local, commerce technology platform is connecting and empowering local food participants including growers, artisans, and consumers to do what they do well, with online tools, support, delivery, logistics, content, marketing and community engagement.

Going Concern and Management's Plans
The Company lacks significant working capital. We will incur significant additional costs before profitability is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or

| 1 | liabilities |
| | in active markets. |

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $3,851 and $0 respectively and no allowances against such.

Inventory
Inventories consist primarily of grown fresh food produces. The company carries no inventories as of December 31, 2018 and December 31, 2017.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, and 2017 the company has property and equipment in the amounts of $95,438.87 and $55,750.05, with accumulated depreciation the amounts of $11,536.67 and $2,907.21 for both 2018 and 2017 respectively.

Category	Useful Lives
Equipment	5 years
Vehicle	5 years
Leasehold Improvement	10 years

Intangible Assets-Patent
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. There are no intangible assets as of December 31, 2018 and December 31, 2017.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its grown food produces when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

Prior to September 15, 2017, the Company was taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

From October 1, 2017 forward, the Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Notes Payable-FSA

On March 15, 2017, the company signed a promissory note agreement with Farm Service Agency (FSA) in the amount of $50,000. The company received $21,345 of the funds in 2017. The $21,345 carried a 3% interest rate and matured after one year. The company paid off this amount in 2018.

The company received another $7,146 of that amount on March 2017. This amount carried at interest of 3% and matured after 5 years. The entire amount of $7,146 was outstanding in 2017.

The company received another $7,562.14 of that amount in 2018. This amount carried at interest of 3% and matured after 5 years as well. As of December 31, 2018, the total outstanding amount of the 5 years term FSA loan was $12,513.

Skid Steer Loader Loan

On June 20, 2017, the company signed a loan agreement in the amount of $40,275 with a Holt Texas, LTD for a Caterpillar 2260 Skid Steer Loader. The auto loan carried a yearly interest rate of 4.17%. The company is to pay 72 equal payments in the amount of $701.85, beginning 30 days after the Unit delivery date with payment de on the same day of each month thereafter until the entire balance is paid. As of December 31, 2018, and December 31, 2017 the loan has an outstanding balance of $34,518 and $40,428 respectively.

Truck Loan

On April 28, 2018, the company signed a loan agreement in the amount of $30,490.20 with Leif Johnson Ford, an automobile dealership for a 2016 Ford F-250 truck. The auto loan carried a yearly interest rate of 3.2%. The loan matures after 60 monthly equal payments in the amount of $551.25. As of December 31, 2018, the loan had a balance of $12,092 and $27,170.

Convertible Notes-SAFEs

The company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock A two years from the issuance date. As of December 31, 2018, and December 31, 2017, the outstanding principal amount of SAFE was $990,186 and $561,391 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2018 and December 31, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Building Leases

On July 3, 2017, the Company entered into a commercial lease agreement for an office space with 2016 Square Oak Brush LP. The term of the lease is two years commencing on July 1, 2017. The monthly base rent is $2,500 for months July 1, 2017 throughout June 30, 2018, $2,575 for months July 1, 2018 throughout June 31, 2019, and $2,650 for months July 1, 2019 throughout December 31, 2019.The Company also agreed to pay $2,750 as security deposit.

In 2018, the Company entered into a commercial lease agreement for a warehouse space with Red Bluff Partners. The term of the lease is 6 months commencing on March 1, 2018 through August 31, 2018. The monthly base rent is $2,000.

Rent expense was $29,524 and $10,849 for the years ended December 31, 2018 and December 31, 2017 respectively.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.0001 par value. As of December 31, 2018, and 2017, 4,500,000 are issued and outstanding respectively for a consideration of $45.

Preferred Stock

We have authorized the issuance of 1,000,000 shares of preferred stock at a par value of $0.0001. As of December 31, 2018, and 2017, no Preferred Stock shares have been issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 25, 2019, the issuance date of these financial statements.

On January 17, 2019, the company received $70,000 in SAFE investments that will be converted to Preferred Stock A on January 17, 2021.

On February 28, 2019 the company received $20,000 in SAFE investments that will be converted to Preferred Stock A on February 28, 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Lettuce
Lettuce Networks
Eat Local, Grow Food, Live Sustainably
Small OPO
Austin, TX
Food & Beverage
Accepting International Investment
Invest Now
$100.00 minimum investment

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Lettuce

Leading the Local Food Revolution. Neighborhood by neighborhood.

Invest in Lettuce

Our Story

The mainstream food system in the US today is fundamentally flawed. Food is being grown and raised in ways that are ecologically damaging and nutritionally compromised, it is traveling vast distances to get to the plate, 30-40% of it is wasted, and it is often sold in inconvenient form factors with wasteful packaging. On the other hand, fresh, local, organic and sustainable food is expensive, inconvenient and often inaccessible.

Lettuce bridges this gap.

Lettuce is creating sustainable, hyper-local, technology-enabled food ecosystems in urban areas that turn unused urban land and resources into productive farms, package the output into healthy, delicious and convenient products, and deliver them to homes in zero-waste containers, all while increasing awareness and engagement around nutritious, local food. Our

them to homes in zero-waste containers, all while increasing awareness and engagement around nutritious, local food. Our evolving social, local, commerce technology platform is connecting and empowering local food participants including growers, artisans, and consumers to do what they do well, with online tools, support, delivery, logistics, content, marketing and community engagement.

Our mission is to bring local, sustainable, nutritious food to the urban/suburban mainstream, by removing the major barriers of awareness, accessibility and affordability.

Sources: USDA, Mother Jones.

Who We Are



Mission Fueled

Professionally Driven

Community Oriented

Lettuce got its start in Austin, Texas in 2016. Our co-founder & CEO, Yogesh Sharma, an entrepreneur and avid amateur backyard farmer was on a run, gawking at the ample irrigated space in his new city – almost all of it growing grass. He had always been curious about why local food wasn't a bigger part of the modern food ecosystem. And right there, all around him was part of the solution – plenty of good dirt, sun and water to grow food that could feed cities.

Meanwhile, Hal Roberts, who grew up on an urban farm in San Antonio had already been setting up urban farms in Austin. And Ved Prakash was writing software that streamlined hyper-local logistics, enabling digital visibility and commerce across people, products, locations, and millions of other potential nodes.

The three of them got together, and collectively said, *"Enough is enough, let's do something about this!"* and started Lettuce.

The Lettuce core team is now 12 strong and growing - on a mission to bring local, nutritious food to the mainstream, through technology, new business models and community involvement. We are experienced entrepreneurs, world-class software engineers, gourmet chefs, urban farmers and operational experts. The Lettuce team is diverse and committed to the singular vision and drive to improve *what, where, how,* and *when* food is grown, raised, delivered and prepared. We foster a culture of cooperation, innovation and fun that enables us to execute effectively.

Paradigm Shift

Healthier people, sustainable communities, and a better planet:
Lettuce is changing the way food is grown and distributed . . .



Professional Farms
>20,000 sq.ft.

GrowShare Urban Homesteads
1,000 - 20,000 sq.ft.

Consumers
Order & receive
Lettuce deliveries

Food Artisans
- Small scale, local creators of unique, fresh food products.

This is a simulation

Packaged and delivered using zero-waste processes and materials . . .

Elegant Delivery
Food is delivered in specially designed, insulated packaging, using materials that are built to last.

Fresh
Local, fresh ingredients, packed in containers built for long lasting freshness.

Convenient
Containers fit in the fridge easily, no transferring or shoving required.

Zero Waste
No cardboard boxes, plastic containers and ice packs to recycle. The packaging comes back to us then gets washed and reused.

Portioned Ingredients
Pick a recipe, bring out the container, wash, cut, and cook. Minimizes food waste.

Easy
Expertly crafted, delightful recipes, set to a range of dietary preferences.

Composting
Use containers as a compost bin for the rest of the days.



Educational
Learn about what you are eating, including nutritional facts and ingredient sources.

And cycled back, completing a sustainable, and infinitely scalable circular economy . . .



Put food scraps into empty food containers

Food scraps are picked up at the next delivery then composted

Compost becomes fertilizer for our farms.

Fresh, local and organic produce is harvested.

Produce is used in our nutrient-dense recipes.

Why Local?

Locally grown, raised and produced food is better in so



many ways:

Sustainable Farming

Large scale monoculture agriculture is responsible for 30% of global climate change. More local, sustainable farming practices can have a significant beneficial impact on climate change if robust economic models evolve to support it.

Smaller Carbon Footprint

Average distance ingredients travel to get to your plate: 1,500 miles - resulting in a high carbon footprint. Lettuce brings this down to <100 miles.

Nutrient Dense

Food from large farms far away means it's often nutritionally compromised: Not as fresh, genetically modified to travel better, picked at sub-optimal times, and often sprayed with chemicals to maintain freshness.

Less Food Wasted

With a long, opaque food chain, wastage is inevitable. Lettuce's subscription-based paradigm, increasingly more transparent supply-chain, and just in time local sourcing results in more precise prediction of demand, and less wastage.




40% OF FOOD IN THE US GETS WASTED


LESS THAN 1%
OF FOOD CONSUMED IN AUSTIN IS
GROWN LOCALLY
Lettuce
www.lettuce.fm

Source

Packaging Waste

Lettuce's near-zero waste packaging results in a significant reduction in harmful waste all along the process.

Economic Opportunities

Local food means more local jobs, more successful small businesses and stronger communities.

Ecological Diversity

When food is grown locally, it leads to improved biodiversity in urban/suburban areas.

Health Awareness

Locally grown/raised and prepared food results in greater awareness among consumers of where, how and when food is grow, leading them to making healthier and more sustainable choices.

Lettuce is growing communities of people who:







Eat Local

Eating fresh, nutritious, delicious and local food, conveniently, sustainably and affordably has never been possible since the development of industrial food chains. Lettuce is changing that neighborhood at a time.

Grow Food

Lettuce's GrowShare platform provides the services, content and support required for food to be grown on unused urban land, and a new generation of local food growers to evolve.

Live Sustainably

Leading a sustainable urban lifestyle, without compromising convenience or cost is not a dream anymore. With reusable packaging, built-in composting, efficient logistics and more, Lettuce is enabling a significant reduction in the carbon footprint of urban residents and the cities they live in.

Eat Local



Lettuce is dedicated to marrying local ingredients to world-class recipes, and delivering it all on the back of a solid technology and logistics platform. Our mission is to help people achieve their aspirations about how they eat: **Healthy, Local, Sustainable and Delicious**. This creates long-term customers into whose lives Lettuce is entrenched as a **habit**.

Meal Kits, Done Right

Meal kits are a convenient and easy way for today's busy families to cook and eat together. But national meal kit services are **expensive, not local and deliver in wasteful packaging** - resulting in high customer churn among those services. Lettuce meal kits fix all these challenges - local ingredients, near zero-waste packaging and affordable pricing because of more efficient cost structures, resulting in **significantly less churn**.

Lettuce plans are uniquely flexible, giving customers the building blocks to cook and eat healthy. There are plans for 2 or 4 person households that serve dietary preferences ranging from **omnivores**, **vegetarians**, **vegans** to **gluten-free** and more.

Add-on Plans & Products



Add-on Plans & Products

Aside from dinner plans, customers can add other subscription and one-off products such as fruit and eggs - all sourced locally.


Lettuce

Lettuce *cr**eat**e*

Local small and medium food artisans are a vibrant part of urban food ecosystems. But they often struggle with the multitude of things they need to do to survive and thrive. And consumers don't have a convenient and affordable way to get their products. The *Lettuce cr**eat**e* platform changes this: It gives local artisans everything they need to do what they do best - cr**eat**e amazing products - while Lettuce covers logistics, delivery, technology, customer support, inventory management, marketing, customer engagement, efficient ingredient sourcing, and more. Consumers, on the other hand, get convenient, transparent and affordable single-point access to those products.


FOOD TRAVELS APPROXIMATELY
500
500
500
1500 MILES
TO GET TO YOUR PLATE

*Lettuce cr**eat**e* is in beta through the end of 2018, fully rolling out in early-2019.

Momentum

We ended 2017 making over 400 deliveries a month, and have tripled that in 2018. That's over 200,000 meals served per year, and growing - just in Austin, Texas.

Grow Food


Grow Food
Not Just Grass

Led by co-founder Hal Roberts, Lettuce's evolving **GrowShare** program empowers people to grow food on unused urban land such as home front/back yards, school property, housing developments and commercial land, by providing material support, timely expert content, logistics, technology tools; and paying them for what they grow, harvest and supply.

GrowShare urban farms serve as hotspots for **community engagement and education**, bringing Lettuce's value proposition about local food to the residents of those neighborhoods in an organic, personal way. GrowShare is jumpstarting a self-reliant, circular, local food economy that delivers greater access to fresh food for all, while creating a meaningful **source of income** for many.

Momentum

Since our start in 2016, we have set up, maintained and harvested from dozens of urban farms at homes, schools and housing developments in and around our first market of Austin, Texas. We currently have a growing waitlist of applicants ready to be activated, in and around the Austin region. After it achieves a level of efficiency, this model will be expanded to many other urban/suburban areas successfully.

Live Sustainably

Leading a sustainable urban lifestyle, without compromising convenience or cost is not a dream anymore. With reusable packaging, built-in composting, efficient logistics and more, Lettuce is enabling a **significant reduction in the carbon footprint** of urban residents and the cities they live in.



Composting: Built In

Built into the Lettuce service is a **seamless** composting feature. Customers put their food scraps into our delivery bins, which goes back into compost piles scientifically managed by us, which then end up in our urban farms. This completes a **virtuous cycle** that at scale can have a significant impact on a city's sustainability.

Lettuce receives an average of **12 pounds of compostables per month** per household - thus prevented from going into landfills.

Source: Lettuce LocOS data analytics

Zero-Waste Packaging

Disposable packaging materials are wreaking havoc: They are ecologically harmful to produce and transport, and once used, pile up in polluting land-fills or float around in our oceans. Recyclables are better, yet not without an environmental cost.

Reuse of packaging materials is the best approach. And Lettuce is creating a new paradigm for delivery of food and other consumables in near-zero waste, reusable containers. It is also evolving the technology and operational processes required for the tracking, sanitization and life-cycle management of these materials.

Lettuce customers pay a refundable **Reusable Materials Deposit** at the time of sign up as a way to participate in this



new cycle that when scaled across the urban mainstream will have a significant impact on the amount of waste produced in urban areas.

Pieces of plastic prevented from going into landfill: **~120 per household per month**.

Source: Lettuce LocOS data analytics



Fewer Last Miles

Compared to other local delivery paradigms, and individuals driving to grocery stores, Lettuce optimizes deliveries in ways that significantly reduces total miles driven - **reducing pollution, and traffic congestion**.

For operational and financial efficiency, Lettuce deliveries are made by **on-demand drivers**, who use their own vehicles to make the deliveries. In forthcoming years as its network density increases, Lettuce plans to deploy low-cost electric vehicles for deliveries, further reducing its operational carbon footprint.

Technology

Lettuce LocOS: A New Local Economy Technology Platform

Lettuce has its own growing technology development team based in Mysore, India under the company's co-founder and CTO Ved Prakash. It has developed, and continues to evolve **Lettuce LocOS**: A world-class hyperlocal sustainable commerce and logistics technology platform. LocOS aims to make an impact across the entire urban food chain: **regenerative farming, efficient transportation, reduction in food waste, tracking of near-zero waste packaging, streamlined commerce, transparent inventory management** and more. This platform can be deployed in most urban areas - giving the Company tremendous leverage and scalability. LocOS is also **extensible**, with the ability for it to be integrated with other technology platforms and services.

Lettuce LocOS is already deployed and powers most of Lettuce's front-end, order management, logistics, payments and more. It is being developed using agile technology development methodologies, with improvement and release being pushed almost daily. In the future, as Lettuce scales, we intend to use blockchain technologies for the Network to more effectively and securely manage the flow of food, people and money.

Lettuce LocOS is built on the following technology stack:
Database: MongoDB
Host: AWS for applications, Wordpress for marketing site
Cloud environment: Node.js; Language: PHP; Framework: CodeIgniter, Laravel
Frontend frameworks: AngularJS, HTML5, CSS 3
Payments platform: Stripe
Marketing automation & analytics: Mixpanel,

Layers of Lettuce LocOS

Experience	Web | Mobile Apps | Integrations
Content	Boards | Profiles | Posts | Indices | Dashboards | Media | Messaging
Logistics	Routes | Crop-planing | Sensors | Inventory | Order Tracking | QC
Commerce	Product Catalogs | Localization | Notifications | Payments | Support
Attributes	Plants | People | Ingredients | Locations | Recipes | Nutrition Facts
Roles	Growers | Artisans | Consumers | Service Providers
Foundation	Open Source | Scalable | Extensible | Secure

Lettuce

Our Offering

Convertible Promissory Notes

Note converts to Series Seed - 1 Preferred Stock when the company raises $3,000,000 in a qualified equity financing.

Maturity Date: 01/31/2021

$6,000,000 Valuation Cap

20% Discount Rate

5% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks

All investors will receive a Lettuce investor goodie bag including a t-shirt, cap, magnets, stickers, and an investor welcome kit signed by the Lettuce team.

The following perks will be for investors in the Greater Austin, Texas area. Investors outside of this area will receive these perks when Lettuce is available in their area.

$250+: One Orchard Basket + dozen eggs delivery

$500+: $50 off your next delivery

$1000+: Membership to the Lettuce Pioneers Club

$2,500+: A 40 sq. ft. Food Garden (raised bed) installation

$5000+: A Lettuce chef will cook dinner at your home for your family and friends (up to 10 people), including wine and dessert

$10,000+: All of the above perks

Raising $ for:
Technology development
Marketing
Operations

Expansion Beyond Austin

In the second half of 2019, after completing the next version of LocOS, Lettuce plans to start its expansion into urban areas beyond the pilot city of Austin. Here's the process we plan to follow:

1. Pick location(s) based on our analysis and interest, set launch date, roll out platform, hire initial staff.

2. Sign up suppliers, new urban growers, artisans, customers, assemblers and drivers.

3. Establish physical infrastructure.

4. Launch and grow to profitability and beyond.

The Market for Local Food



In 2017, net farm income across the entire sector is expected to decline for the fourth consecutive year, according to the USDA. Yet, at the same time, there's been a wave of demand for healthy, locally grown food. And that wave is building. Local food sales in the U.S. grew from **$5 billion to $12 billion** between 2008 and 2014, according to food industry research firm Packaged Facts. The same study predicted local food sales would jump to **$20 billion in 2019**, outpacing the growth of the country's total food and beverage sales.

Source



In the United States, obesity and diet-related chronic disease rates are escalating, while the public's health is further threatened by rising antibiotic resistance; chemicals and pathogens contaminating our food, air, soil and water; depletion of natural resources; and climate change. The US industrial food system provides plentiful, relatively inexpensive food, but much of it is unhealthy, and the system is not sustainable. Although most US food consumption occurs within this industrial system, healthier and more sustainable alternatives are increasingly available.

Lettuce is well-positioned to be a leading player in the local food revolution.

Customer Acquisition & Retention

Our customer acquisition has been mostly **driven by word of mouth**. Our customers love us - our retention rates are **>80% after 3 months** of customers signing up - some of the highest among similar subscription-based businesses. Our customers get an average of **7.5 deliveries per quarter**, and spend on average **$51 per delivery** (Source: Lettuce LocOS data analytics). We provide world-class products that are created and delivered locally, accompanied by over-the-top **amazing customer service**.

As Lettuce rolls out its online network of local growers, artisans and consumers that is deeply integrated with its hyper-local e-commerce and logistics platform, **network effects** are emerging, enabling the next phase of its **sustainable growth**. In the two years of building our service and interacting with customers, growers and creators we have learnt that beyond delivery the highest possible quality of food, Lettuce gives it's customers a way to a sustainable lifestyle and be a part of an evolving sustainable ecosystem. To grow into the **mainstream** at a much faster pace, instead of an advertising driven strategy, we plan to use the essence of the impact we have on the participants in our network, by giving them physical and digital ways of voicing their experiences in eating local, growing food and living sustainably. We believe this will result in **strong and viable revenue growth** at a sustainably low customer acquisition cost.

Partnerships

Lettuce is evolving a partnership approach to make progress towards its mission. This enables us to tap into **strategically aligned resources**, while lending our capabilities to those entities. Here are a few areas in which we have piloted partnerships and we are ready to do more at:

Schools



We believe that educating kids about sustainable living, healthy eating and growing food is a key to a better future.

Lettuce has pilot programs running in two Austin ISD schools, Lee Elementary and Gullett Elementary where we have put in and maintained demonstration farms at no cost to the schools. We have experimentally engaged with the school communities - staff, kids, parents and neighbors - via farm days, workshops, discount codes that provide donations back to the school and more. The result:

- Hundreds of students at these schools and their


Lettuce Learn

families now know more about food and its **impact on health**,

- Dozens of families per school have become Lettuce customers - paying for itself in **saved customer acquisition costs**,
- And we have **donated** thousands of dollars back to the schools.

With the success of these pilots, we are ready to expand them to hundreds of schools in all the geographies we serve, as a part of Lettuce GrowShare.

With the success of these pilots, we are ready to expand them to **hundreds of schools** in all the geographies we serve, as a part of Lettuce GrowShare.

Housing Developments

There are thousands of existing and future master planned housing developments with often **thousands of homes each**, in urban and suburban areas across the country (Source). There's usually lots of land within those developments - in common areas and home front/backyards - perfect for growing food (the land is often erstwhile farmland). Lots of these developments also don't have grocery stores nearby - they are not large enough to attract the big chains, and smaller convenience stores don't carry fresh food residents can rely on. Result: Residents have to drive long distances to get their groceries done.


We believe fresh food is a basic
HUMAN RIGHT
EAT WELL
Be Sustainable
You are what you eat
Lettuce
www.lettuce.fm

Lettuce partners with such housing developers to create **co-branded networks** of farms and fresh food delivery services. We have been piloting this concept to great early success with a new housing development called Whisper Valley being built by a global development firm, Taurus, just east of Austin. We have successfully put up farms there, engaging the community on both growing food as well as being customers, achieving **25%+ adoption rate** among residents (Source: Lettuce LocOS data analytics).

In upcoming years, Lettuce plans to create several such partnerships that will give us **access into large markets** with entrenched marketing and land partners, enabling us to initiate our presence in new geographical areas.

Source

Accessibility & Affordability



18% OF CENTRAL TEXANS ARE FOOD INSECURE

FOR MORE INFO ON FOOD WASTE, VISIT
WWW.NRDC.ORG/SITES/DEFAULT/FILES/WASTED-FOOD-IP.PDF

Lettuce is serious about creating **economically sustainable solutions** to the food access problem in low-income urban neighborhoods / demographics that is a factor in so many multi-generational chronic health problems. Big Food companies are wreaking havoc in communities across the world - destroying traditional healthy eating habits, local farm economies and create health issues - while making significant profits.

Good, local food must fight and win by well-capitalized strategic initiatives that are **grass-roots yet scalable and profitable**. Lettuce is making this possible by:

- Creating **urban farms** in communities.
- **Educating residents** through those communities.
- Delivering high quality food at a **fair affordable price**.
- Establishing **donation-based popup markets** in those communities.
- Giving **special discounts** for teachers, firefighters, students and other public and non-profit organization employees.
- **Partnering** with community organizations, **powering the delivery** of fresh, nutritious food to homes.

Invest in Our Company Today!

Lettuce is **conscious capitalism at its best**. We want to reverse the malaise brought on by the big food industry - wreaking havoc on people's health by hooking them on unhealthy foods, disregarding the communities in which they peddle their wares and creating farming practices, supply chains, and packaging that is making significant contributions to climate change.

We are dedicated to **healthier individuals**, **stronger communities** and **a better planet**, while building a **financially strong, infinitely scalable** business that generates outsized profits and returns for its shareholders. At the heart of this mission is a powerful business model that marries the **sustainable ways** of societies in the not so distant past, with **modern day technologies** that enable convenience, transparency and cost efficiencies.

Investing in Lettuce, is investing in a better future for all of us. *Join in!*



Launched

April 2016

Lettuce

Company Founded, Website Launched

August 2016

10 Urban Farms Established

December 2016

Pilot Deliveries Started (3 months)

March 2017

Beta Launch in Austin

May 2017

Total Urban Farm Network Reaches 75,000 sq. ft.

July 2017

Partnership with Whisper Valley

August 2017

Won Austin Chamber of Commerce Award

July 2018

Launched GrowShare

August 2018

Launched LocOS: End to End Technology Platform

September 2018

75 Landowners Signed Up on GrowShare

October 2018

3x Revenue Over Prior 9 Months

In the Press











NATIONAL GEOGRAPHIC

AUSTIN MONTHLY

strategy+business

CBS

CONSCIOUS CONSTRUCTION

PYMNTS.com

SHOW MORE

Meet Our Team







Yogesh Sharma
Co-founder & CEO

A career entrepreneur, Yogesh has 20+ year of entrepreneurial experience building companies in Austin, Silicon Valley, New York and India. He has lead organizations with 100s of employees and millions in revenue in media, technology and marketing industries. Yogesh grew up in a foodie environment with his Mom growing and cooking food in an intensely urban environment in Delhi, India. He has 8 years of experience growing food in his own front and backyards in San Francisco and Austin. The last 3 years building Lettuce have been the most humbling, and intensely satisfying years of his career - working to create a new paradigm, with a team of mission-driven individuals.



Hal Roberts
Co-founder & General Manager, Lettuce GrowShare

Native Texan, self starter, and young entrepreneur, Hal Roberts believes in hard work and dedication towards evolving the way our society views and produces food. Hal never shirks at a challenge or a grand learning opportunity. Hal was raised in San Antonio, Texas as the 7th child in a family of 8 kids, where his early interest in urban farming and sustainability began to take root. Hal has been growing food for most of his life, but his true passion for urban farming began 5 years ago. He fervently works towards a community where farming is commonplace and widely practiced, inspiring a green thumb in anyone he meets.



Ved Prakash
Co-founder & General Manager, Lettuce LocOS

A consummate engineer and entrepreneur, Ved has over 20 years of software development experience in India and the US and manages Lettuce's technology development effort, based in Mysore, India. He has built several large scale software products, Web apps, mobile apps and more, while training and managing large teams of engineers and product managers. He is also a passionate cook intrigued by the science of how ingredients come together to create distinct flavors and nutritional benefits. Lettuce enabled him to bring his passions for food and computing together to help create a new technology-enabled paradigm in the food industry.





Lena Wright
General Manager

Lena began her career at Lettuce as a part-time Urban Farmer, and hasn't slowed down since. Her background in campaign organizing and project management come in handy daily as she works to organize Lettuce's systems and staff. Raised by a Master Gardener, she spent her college years in Wisconsin working on small-scale farms and community agriculture



Melissa Laurel
Chef

As a culinary student, Melissa spent more time fawning over the beauty of a fresh crop of produce than the average student. The way food connects people to the land, their bodies, and to their communities is what sparked her food career as a writer, chef, recipe developer, and advocate for changing the way America feeds school children. Melissa has 10+ years experience creating and



Joe Green
Associate Chef

Since 2003, Joe has been a career chef, working in a diverse field of restaurants and cuisine styles. As a graduate of The Culinary Institute of America, he spent 12 years working in New York City and The Hudson Valley in fine dining, upscale restaurants, and boutique hotels. He has led multiple successful kitchen teams that have been recognized by professional publications. The



Leslie Nelms
Sourcing Manager

With a degree in Journalism and minor in Psychology, Leslie started work in advertising, marketing and desktop publishing. After having her son, she became very aware of the importance of nutrition. She eventually became vegetarian and then vegan, spurring her love of cooking and passion for coming up with creative ways to recreate dishes modified to fit her diet. This led her to open a programs while studying organizational development. Cooking delicious meals with local food is near and dear to her heart, and you can usually find her in the Lettuce test kitchen bugging the chefs for another bite.



managing multi-component wellness programs for low-income communities that included developing nutritious menus, composting systems, and school gardens. Her food activist work continues at Lettuce working with a team determined to bring folks back to the kitchen, the earth, and back to the pleasures of cooking and eating in community.

New York Times and Zagat, as well as regional culture and dining magazines. Returning to his Texas roots and family, Joe joined the Lettuce team in early Summer of 2018, to help bring better food sources and healthier eating to families and individuals.

food trailer that she successfully owned and operated for four years. She has been the sourcing manager for Lettuce for the past nine months and works with local farms and vendors around Austin to bring customers amazing produce and products fresh from our community.



Logan Hooks
Operations Manager

A former backyard chicken coop builder and urban farm installer, Logan has found his stride in operations - opening the first large scale production facility for Lettuce to encompass the ongoing growth of the company's operations to support more products and customer growth. Logan also utilizes his Agricultural Communications & Journalism degree from Texas A&M University to oversee the design and content of recipes included in the Lettuce meal kits each week.



Mujtaba Mazhar
Software Engineer

Based in Mysore, India, Mujtaba has several years of experience building web, ecommerce and POS applications on various platforms. He is also an experienced technology project manager. Mujtaba has a B.E. in Information Sciences from the National Institute of Engineering, India.



Abby
Production Manager

A one-time delivery driver, Lettuce quickly discovered that Abby's problem-solving skills and upbeat attitude were a perfect fit for our operations team. She spent several years working in Texas politics before deciding to join Lettuce full-time. Her previous experience working on campaigns and in legislative offices prepared her to work with Lettuce's own "constituents", our customers, to ensure every delivery makes it successfully to a doorstep each week.



Ashleigh
Production Manager

Ashleigh's food career began over ten years ago as a Manager in a Vegetarian Deli and Juice Bar. After getting her college degree she decided to try her hand in the corporate world but quickly realized that working with healthy organic food is what brings her the most joy. She has spent time working on farms around Texas, Connecticut, Massachusetts and as far away as Italy. As a Production Manager at Lettuce she is responsible for overseeing the production and assembly of meal kits each week.



Kylie
Farm Manager

As a community cultivator, soil builder and Permaculturist, Kylie is constantly on the move connecting with people and plants. Her experience in running her own business, owning a 13 acre farm, workshopping and teaching at a wide variety of events make her a valuable farm manager for Lettuce and their partners. In the field you can usually find her covered in dirt with a smile on her face.



Jasen Trautwein
Director

Jasen Trautwein is a successful veterinarian, and co-founder of the fast growing Pathway Vet Alliance. He holds a Doctor of Veterinary Medicine from Texas A&M. Outside of Pathway, Dr. Trautwein currently serves as a consulting veterinarian and board member of the Capital of Texas Zoo and Veterinary Growth Partners. His passion for the health of individuals, communities and the planet brought him to Lettuce where as



a board member since Sept 2017, he has provided strategic and financial guidance to the company.

Offering Summary

Company	Lettuce Networks, Inc.
Corporate Address	3404 Oak Springs Drive, Austin, TX 78705
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Series Seed - 1 Preferred Stock
Conversion Trigger	$3,000,000.00
Maturity Date	January 31, 2021
Valuation Cap	$6,000,000.00
Discount Rate	20.0%
Annual Interest Rate	5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Series Seed - 1 Preferred Stock in Lettuce Networks, Inc.. The amount of Series Seed - 1 Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $6,000,000.00 Valuation Cap or if less, then you will receive a

20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series Seed - 1 Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below*

Perks

All investors will receive a Lettuce investor goodie bag including a t-shirt, cap, magnets, stickers, and an investor welcome kit signed by the Lettuce team.

The following perks will be for investors in the Greater Austin, Texas area. Investors outside of this area will receive these perks when Lettuce is available in their area.

$250+: One Orchard Basket + dozen eggs delivery

$500+: $50 off your next delivery

$1000+: Membership to the Lettuce Pioneers Club

$2,500+: A 40 sq. ft. Food Garden (raised bed) installation

$5000+: A Lettuce chef will cook dinner at your home for your family and friends (up to 10 people), including wine and dessert

$10,000+: All of the above perks

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Lettuce Networks, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

exempt from registration.

Updates

Goal met!

6 days ago

Thanks to **204 investors** from **30 US states and 3 countries**, we have reached our goal with this phase of our online crowd fundraising efforts! We truly appreciate all the support from those who have invested, shared our campaign or participated in any other way.

It's not over yet - you can still invest, though your commitment will be on a waitlist, and will be a non-binding indication of interest in the event some investments are unable to clear. There are just a few days left, and we hope to see you on our investor roster!

To eloquently describe the impact Lettuce is having, let us tell you about **Bee Tree Farms**, located just outside Austin, where Jenna Kelly-Landes makes delicious farmstead cheese sustainably and humanely. Watch how Lettuce's local ecosystem is enabling Jenna sustainably grow her business, without compromising her high standards:



We at Lettuce believe that it is possible for local, sustainable ecosystems to have a much larger share of how, when and where food is grown, prepared and eaten. Increasing efficiency, quality, transparency, convenience, affordability, awareness, and engagement, while reducing food waste, are the major pieces of what it will take. That's what Lettuce is building - a platform that powers such local ecosystems, anywhere in the world.

Lettuce Create is a major part of this - empowering local small batch food artisans to create amazing products and build their businesses while Lettuce takes care of the rest, including getting the products in the hands of their consumers. Details and sign ups for Lettuce Create are rolling out next week - here's a sneak peek: **www.lettuce.fm/create**

Thank you again for your support thus far, as we look forward to the next phase!

Yogesh Sharma, Co-founder & CEO, Lettuce Networks

Notice of Funds Disbursement

10 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Lettuce Networks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Lettuce Networks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Final hours!

24 days ago

Hey everyone! Can't believe there's just a few more hours till the end of this phase of our campaign. Time flies when you're having fun, and doing something meaningful, with the potential of having a big impact!

This campaign has been incredible - it has not just raised capital from people who care about sustainability and want to do something about it, but also connected us with people all around the US and beyond (we have attracted investors for 29 US states so far). We are interacting with and excited to work with many of them. Stay tuned for an announcement of our expansion beyond Austin coming soon!

Here's a quick video of Lettuce customers and investors Leslie Clinchard, an elementary school teacher, and Rob Clinchard, a general contractor, talking about why they invested in Lettuce:


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to grab some of that demand,

Rob and Leslie Clinchard are busy working parents, Lettuce subscribers and Lettuce investors! Learn why it's important to them.

13 Comment 2

Oh, if you're up for watching more videos, here one that'll give you a quick snapshot of what Lettuce is all about:


WHAT IS
Lettuce?
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Lettuce is more than our delicious, zero waste meal kits - it's urban agriculture, a platform for local food and a composting service all rolled into one. Invest in the local food economy! Visit startengine.com/lettuce.

Shoutout to Hannah Bakery and Austin Orchards, two amazing local businesses we work with on a regular basis who are featured in this video.

14 Comment 2

Meanwhile, public beta sign ups for the **Lettuce Create** platform (read about it in the campaign content above) are opening up in the second week of April - a bit delayed because we had to cover some grounds on the legal aspects of this business model. And by early May, social features that enable local food participants - Farmers, Creators, and Consumers - to meaningfully engage and interact with each other online will also start to roll out.

other online will also start to roll out.

Finally, the private beta of the **Lettuce Bazaar** - the customer facing manifestation of the Lettuce Create program - continues to do well, with dozens of exciting local Austin artisanal products on there already, selling well. Check out the front page of an issue of The Bazaar Times - a newsletter that goes out with every Lettuce delivery:

🌸 Lettuce

The Bazaar Times

Bringing the farmer's market to your door

Creator of the Week

Austin Honey Company

Happy bees comfortably residing on local farms within a 30 mile radius of downtown Austin, providing valuable pollination of local organic produce as well as delicious honey!





Local Raw Honey Bear
Has a sweet mellow finish to it, yet lingers on the palette. This honey from local bees is raw, unheated, and unfiltered. Comes in an 8 oz squeezable honey bear.

Ginger Kombucha
This classic kombucha flavor is craft brewed and wildly delicious, with 19 billion live cultures. Comes in a reusable 67 oz. glass growler.

Local Raw Honey Jar
Perfect with that herbal tea or coffee, yogurt, oatmeal, or toast. This honey from local bees is raw, unheated, and unfiltered. Comes in a one pound glass jar.



Benefits of local honey

Local honey has a bountiful amount of benefits. For residents of Austin who suffer from pollen allergies, eating a tablespoon of local honey a day can help make your immune system become less sensitive to local pollens.

Honey can have as many antioxidants as local fruits and vegetables. Antioxidants help combat free radicals that cause cell damage, which impact the aging process and the development of chronic diseases.

Add a drizzle of honey to your Chef's Choice meals for a taste of sweetness, or to your Nutty Granola from Hannah Bakery for a breakfast treat.



Blueberry Kombucha
Quench your thirst and love on your gut with one of Buddha's Brew's most popular flavors. Comes in a reusable 67 oz. glass growler.

Plus:
A growing selection of spices, protein, pantry items and more!
All Lettuce and Alpaca Market containers are returnable for reuse at your next pick up.
All other containers are refillable, reusable and recyclable.

For deliveries March 23-25

⟨ ▶ ⟩ | Slide 1 ▾ | ⚡ ⛶ ⚙   **Google** Slides

Exciting time ahead! We are thrilled to have you on the ride - and if you're not, then we'd love for you to join the movement!

- Yogesh Sharma, Co-founder & CEO, Lettuce Networks

PS: It's not all work and seriousness at Lettuce *all the time*. Check out our April Fool's recipe that had our customer chuckling and salivating about yesterday:

Greasy Brown Goulash

This new dish is all the rage in France right now. Similar to pig slop, the gritty texture and uncommon ingredients really make your mouth cry. Pretty gross.

Total time: 2.5 hours

Ingredients
Produce: Container A
Moldy tomato sauce
Add-ons container
Pantry items

Wine pairing: Honey wine



SPECIAL TIME-SENSITIVE DISH! MUST BE PREPARED AS SOON AS THE BAG IS OPENED!

1. **Cook beans and crickets:**
   - In a large stockpot, heat 1 cup **pig lard** until boiling. Add ¼ lb **live crickets** and stir well. Cook until mushy and fully dead, about 30 minutes. Add 2 cans of **pinto beans** and **pig's feet**. Bring to a boil.
2. **Prep fruit, veggies, and meats:**
   - Peel **cherries**, chop **persimmon*** and **peaches**. Throw out the flesh of the peaches and just save the seed. Add this to the pot.
   - Cut **cabbage*** into thin strips and toss in **moldy tomato sauce**. Add this to the pot.
   - Mash the **canned ham**. Add this to the pot.
   - Chop **banana peel** into tiny pieces. Add this to the pot.
   - Cut **salmon livers** into thin strips. Add this to the pot.
   - Mix one box of **grape jell-o** with 1 can of **beer**. Add this to the pot.
3. **Let it sit:**
   - Are all of the ingredients in the pot unrecognizable? Great. Now turn off the heat and let it sit for an hour until room temperature and all of the grease has risen to the top.
4. **Serve:**
   - Ladle goulash into bowls and top it with whatever you have that will make it taste edible.
   - Maybe you should just throw it away and order a pizza.
   - DO NOT feed this to your dog!

Important: DO NOT wash all the produce thoroughly before cooking - aphids have known medicinal qualities.
* Not from our farms but guaranteed to be loaded with pesticides and carcinogens - just what what you need!



Recipe A

Week of April Fools, 2019

Notice of Material Change in Offering

24 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Lettuce Networks offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign

extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

29 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Lettuce Networks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Lettuce Networks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Why invest in Lettuce?

about 2 months ago

Hey everyone! Happy belated International Women's Day to you!

Did you know that the vast majority of the Lettuce team are women? ☐☐☐ And they rock, roll, and for all practical purposes run the entire show! ☐☐☐☐☐. Here's a picture of just a few of them:



Lettuce Networks
about 2 months ago

Happy International Women's Day! This photo only represents female staff in the office today - shout out to our General Manager Erica and Whisper Valley Farm Manager Kylie who are working hard off location today.

👍 35   💬 4   ➤ 1

Not pictured is our newest team member, Austin General Manager Erica Cormier. She has several years of retail grocery management experience, and relationships with dozens of farmers, food

artisans and locavores that she brings to Lettuce. Welcome to the team Erica!

Another recent member of our team, Grayson Vreeland (front row middle in the picture) has been on a roll making videos of Lettuce customers, investors, farmers, creators and team members... Here's one we just published of Lettuce customer and investor Amy Chamberlain talking about why she invested in Lettuce. Enjoy!


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lettuce.fm
for making this planet a healthier one for our kids.

More soon!

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Lettuce Networks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Lettuce Networks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Happy President's Day!

2 months ago

Happy President's Day to everyone! Perfect day for the campaign to reach **$50k** isn't it? :)

A big thank you to all who have invested so far, have been following the campaign and sharing it around.

What's been most surprising to us through this campaign is that a significant majority of the investors are from **outside of Texas**. This tells

us that the problems we are solving are widespread, and the solutions we are creating are resonating with people everywhere. **Thank you** to our new investors from MD, VA, WA, OH, OK, CO and so many more - even CA ;)

In other news, **Lettuce Bazaar** beta rolled out without an operational glitch - enabling our customers to get locally grown/prepared products delivered to their door. **Lettuce Create**'s online dashboard where Creators can manage, customize and schedule how, when and where what they create gets to their fans across their own city is coming soon in March.

Meanwhile, we are kicking off a whole slew of new **videos and blog content** covering topics related to sustainable farming, food waste, local food economies and more. Here's a video of a Lettuce customer (we fondly call them Lettucers) ***Michelle Smith*** talking about **how Lettuce fits into her life**:


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and then at the end of the day you have this giant bag of trash.

Lettuce know if you have questions about the offering. Join the local food revolution, if you haven't already, by investing in Lettuce - it's ***How Local Wins***!

Yogesh Sharma, Co-founder & CEO

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Lettuce Networks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Lettuce Networks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Lettuce Networks has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Lettuce Networks be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Quick update

3 months ago

Hey y'all!

Thanks to every who have invested in Lettuce so far! We are closing in on **$25k** and looking to keep the momentum going. *Please keep spreading the word!*

Beyond the funds invested, this campaign is resulting in so many other positive developments:

Press

We have a slew of press coverage coming out over the next few weeks in local and national publications. Stay tuned!

Partnership -> Scalability

We have been contacted by many small and medium farmers and local food operators around the world who are working towards the same mission as Lettuce, but need the pieces we are building to take their efforts to the next level and make local food mainstream - by first making it convenient, affordable and fit modern lifestyles. Encouraged by this outreach, we are orienting and accelerating the development of our technology platform to serve the needs of such future partners. This approach makes us a lot more efficient and scalable as a company (resulting in exponentially higher shareholder return). And, helps achieve our collective goal of making locally and sustainably grown/raised food truly mainstream - resulting in healthier individuals, stronger communities and a better planet.

We are working on building online modules to onboard such partners. Till then, if you or anyone you know would like to be a beta partner, please write to me directly at yogesh@lettuce.fm - we would love to work with you!

Customer Traction

By virtue of this campaign, and the excellent products that the Lettuce team continually delivers, we have had healthy growth in our customer base out the gate this year. Will report more on this at the end of the quarter.

Lettuce Create

Lettuce Create (read more about it on the campaign materials), is going into beta next week. We already have 30 Creators signed up for delivering amazing local goodies to people all over Austin! More on this in the next update as we roll this out fully over the next few weeks.

Thank you again for your support. Lettuce make local food a reality!

Yogesh Sharma, Co-founder & CEO

Thank you for a great start!

4 months ago

Wow - within a few days of launching our campaign, we have raised over $11k, passing our minimum goal of $10k! A big thank you to all who have invested so far, left comments, asked questions, shared this opportunity or are following it! This is an important step in our journey towards creating healthier individuals, stronger communities and a sustainable planet - and we are honored that you are joining us on it!

We will post updates here with campaign milestones, business updates, new product/service launches, opening new areas and more - there's a lot in the works! If you have any questions, please leave a comment and we will be sure to answer it promptly.

Onwards!

Yogesh Sharma, Co-founder & CEO

Comments (40 total)





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Aaryaman Singhal 19 days ago
Is it possible to share any information about 2018 financials or 2019 numbers so far?

Also, if you reach 107K goal, will you extend the campaign to raise up to 1.07 Million?

> **Yogesh Sharma** Lettuce Networks - Issuer 19 days ago
> Hi Aaryaman - thank you for your questions. We are restricted by rules to disclose extensions and other material changes in the offering in advance - so I am unable to answer the question whether the campaign will be extended or not. If an extension to $1.07m does occur, then the 2018 financials will be reported as part of that extension. And we will post some 2019 numbers in a future update. Hope this helps!

Justin Skladanek 23 days ago
Sorry i was mistaken with my first post, i see 6% is the fee to StartEngine

> **Yogesh Sharma** Lettuce Networks - Issuer 23 days ago
> No worries, Justin - glad you caught that. If you have any other question, please don't hesitate to post again! ;)

Justin Skladanek 23 days ago
I saw that there was an amended Form C filed yesterday extending the campaign, but your most recent update doesn't seem to address that. Is that true?

Also the amended Form C and prior list an interest rate on the loan of 6%. Why does this say 5% in the offering?

Jane Burns a month ago
My son has a huge urban farm in Orlando. You should contact him!! Check out www.dogoodfarm.org

> **Yogesh Sharma** Lettuce Networks - Issuer a month ago
> Hi Jane - thank you for this tip! We will most certainly check it out! Urban farmers Everywhere Unite! :)

Loren Erwin 2 months ago
Howdy!

A couple of questions.

1. If we give at the $5k level, could we get two raised beds instead of the chef prepared dinner?
2. Do we get all the other benefits for levels below the level we invest at? Would we be pioneer club members and so forth?

Thanks for what you are doing!

Yogesh Sharma **Lettuce Networks - Issuer** 2 months ago
Hi Loren - thank you for your interest in investing in Lettuce! We are thrilled by the possibility of having you join our mission as an investor!

To answer your questions:
1. Yes! We will be very happy to install 2 raised beds.
2. Those perks are actually not additive. They amount in value to approximately 10% of the dollars invested. We will be happy to switch the perks around as investors wish.

We look forward to your investment Loren! Please reach back out if you have any questions!

Jason Bulsa 2 months ago
ROI is not clear. For each $1 invested the investor will receive $1.05 on 31 march 2021?

Yogesh Sharma **Lettuce Networks - Issuer** 2 months ago
Hi Jason - Thank you for your question! Like most other equity fundraising campaigns here on StartEngine and other such platform, there is no guaranteed ROI. When you invest, you are purchasing a stake in the company, which will increase in valuation as the company make progress, upon which will depend the ROI. If the company's valuation is higher than it is now and it gets acquired, or goes public on a stock exchange, or its shares are otherwise tradable privately, then the ROI upon you selling those shares will be positive. If the company falters in its execution, the ROI may be negative, or you could lose your investment entirely. Hence an investment here is risky, as is clearly written on the campaign materials. Hope this helps!

Edanili Lacar **Lettuce Networks - Potential Investor** 2 months ago
If you're considering expanding into the Rio Grande Valley (in the non'crisis' area north of the "wall-ish") we have a community garden to offer land in a food desert spot in the urban center in McAllen. We havent found our organizational footing for a better business model for our garden and it looks/ sounds like the perfect fit.

Yogesh Sharma **Lettuce Networks - Issuer** 2 months ago
Hi Edanili - first, thank you for investing! We are delighted to have you on board!
And thank you for the tip about McAllen. We will certainly include that in our expansion plan in coming years. As we have stated in the campaign materials above, we will continue to invest in and build the technology platform this year, and begin rolling it out in other parts of the country starting early 2020. Stay tuned!

(**SHOW MORE COMMENTS**)

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video title: The road less travelled . . .

When you receive a delivery

from a national meal-kit service,

the ingredients travel vast distances . . .

How vast?

Let's take a look . . .

What if most of the ingredients

in your meal-kit were

grown or raised around you?

Local, fresh, nutritious, delicious.

And more affordable too.

Meet Lettuce

Local food

Ready to cook

Delivered to your door

In zero-waste packaging

www.lettuce.fm

Title: What Matters when Buying Food . . .

When shopping for food,

ask yourself . . .

Is it . . . ?

Nutritious

Sustainably Farmed

Low on packaging waste?

Organically Grown?

Fresh?

Convenient?

Local?

Affordable?

Low on food waste?

With Lettuce, the answer to all of these is a simple

Yes

Lettuce www.lettuce.fm

Title: Let's not trash the planet with every meal we eat

How can your apron be blue when you packaging is trashing our blue planet?

Title: Effortless Composting!

What if composting was literally built in to your cooking process - so it's not only easy, but even easier than putting scraps into trash.

But backyard composting is hard . . . lots of work, and it's hard to get a result

Composting food scraps keep them from going into the

land fill, and cycles nutrients back into the soils that grow food.

10 Pounds

Amount of compostables collected from each subscriber every month

(and put to good use instead of going into a landfill)

Put food scraps into empty produce containers

Picked up at the next delivery

Scientifically composted

Fertilizer for our farms

Nutrient dense food

Lettuce

www.lettuce.fm

Title: Meal Kit Packaging Waste Reveal

Many meal kits have a waste problem

They individually wrap every single ingredient...

Which creates a lot of waste.

You think that's bad?

Check out the waste from twelve meals for a family of four . . .

Ice packs. Many are wrapped in #4 plastic, not recyclable in most cities. The gel inside produced greenhouse gases while it sits in the landfill.

Insulated foil liners. These are made from #7 unrecyclable plastic.

Plastic baggies. Most are made of #4 plastic. Your city's recycling program may accept them . . . if you remove all of the stickers and wash and dry every bag.

We are doing things differently . . . locally grown, organic produce, in reusable packaging, delivered to your door.

Lettuce EAT WELL Sustainably.

www.lettuce.fm

Title: Impact Lettucers Make

Every week

Lettucers are making an impact

In their communities

And on our planet

With every bite they eat.

Pieces of plastic packaging

prevented from going into landfills: 28 per week

Food scraps

turned back into compost: 3 pounds/week

Distance ingredients travel: 25 miles, on average

National average: 1,500 miles

Way to go Lettucers!

Thanks for doing your part.

Eat Well

Grow Local

Live Sustainably

www.lettuce.fm

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

> EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

> EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 31, 2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Series Seed - 1 Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series Seed 1 - Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed - 1 Preferred Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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